September 25, 2019

Frank Burkhartsmeyer
Chief Financial Officer
Northwest Natural Holding Co
220 N.W. Second Avenue
Portland, Oregon 97209

       Re: Northwest Natural Holding Co
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38681

Dear Mr. Burkhartsmeyer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products